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                                                               EXHIBIT(a)(5)(B)


FOR IMMEDIATE RELEASE


February 8, 2005

     FILA - FABBRICA ITALIANA LAPIS ED AFFINI S.P.A. SUCCESSFULLY COMPLETES
            CASH TENDER OFFER FOR SHARES OF DIXON TICONDEROGA COMPANY

MILAN ITALY, February 8, 2005 - Fabbrica Italiana Lapis ed Affini S.p.A. ("Fila") announced today the successful completion of the cash tender offer (the "Offer") by Pencil Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Fila, for the outstanding shares of common stock of Dixon Ticonderoga Company ("Dixon") (AMEX:DXT) at $7.00 net per share, without interest. The Offer expired at 5:00 p.m., New York City time, on Monday, February 7, 2005.

As of 5:00 p.m., February 7, 2005, 3,001,113 shares of Dixon common stock, representing approximately 93.5% of the outstanding shares of Dixon common stock, were validly tendered into the Offer and not withdrawn pursuant to the Offer. Fila, through Merger Sub, has accepted for payment all shares validly tendered and not validly withdrawn in the Offer.

Fila intends to effect a merger of Merger Sub with and into Dixon as soon as practicable. The merger will be consummated without a vote or meeting of Dixon stockholders, in accordance with Delaware law. In the merger, each of the remaining shares of Dixon common stock, other than shares held by stockholders who properly exercise appraisal rights under Delaware law, will be converted into the right to receive $7.00 in cash, without interest. Dixon stockholders who hold their stock certificates (as record holders) will receive notice in the mail regarding the process to surrender their shares for the cash payment. Dixon stockholders whose shares are held by banks or brokers will receive information about their holdings from those institutions.

Notice To Investors

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Dixon common stock is being made pursuant to a tender offer statement and related material. Dixon stockholders are advised to read the tender offer statement regarding the acquisition of Dixon, which was filed by Fila and Merger Sub with the U.S. Securities and Exchange Commission ("SEC"), and the related solicitation/recommendation statement, which was filed by Dixon with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the Offer. These documents and others filed by Fila, Merger Sub and Dixon with the SEC are available free of charge at the SEC's website at http://www.sec.gov. The tender offer statements and solicitation/ recommendation statement may also be obtained free of charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or by calling toll-free (800) 322-2885.

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About Dixon Ticonderoga Company

Dixon, with operations dating back to 1795, is one of the oldest publicly held companies in the U.S. Its consumer group manufactures and markets a wide range of writing instruments, art materials and office products, including the well-known Ticonderoga(R), Prang(R) and Dixon(R) brands. Headquartered in Heathrow, Florida, Dixon employs approximately 1,600 people at eight facilities in the U.S., Canada, Mexico, the U.K. and China. For more information about the company see Dixon's website at www. Prang.com.

About Fila

Fila, with operations dating back to 1920, is a privately held Italian company. It manufactures and markets a wide range of design and writing instruments, art materials and modeling paste. Its leading brands in the European market are Giotto, Tratto, Pongo, Das and Dido. Headquartered in Milan, Italy, Fila's group employs about 600 people at four facilities in Italy, France, Spain and Chile.

Fila Media Relations Contact:

Mark Harnett
MacKenzie Partners, Inc.
(212) 929-5877